Cellular Component Manufacturers Receiving Strong Dial Tone

SAN DIEGO, October 2, 2007 --

Wireless Fund (Nasdaq:WIREX) for the Period Ended September 30, 2007

Market research company IDC expects the entire consumer navigation market to grow by 53 percent worldwide in 2007, with Western Europe by far the largest regional market, followed by the U.S. SiRF Technology Holdings Inc. (Nasdaq:SIRF) develops and markets semiconductor and software products that are designed to enable location-awareness utilizing GPS and other location technologies in high-volume mobile consumer devices and commercial applications. SiRF's technology has been integrated into mobile consumer devices, such as automobile navigation systems, mobile phones, PDAs, GPS-based peripherals and handheld GPS navigation devices, and into commercial applications, such as asset tracking devices and fleet management systems.  As of September 30, 2007 SiRF Technology Holdings represented 3.79% of the net assets of Wireless Fund.

Shares of semiconductors producers have been rallying recently, including a boost from RF Micro Devices Inc. (Nasdaq:RFMD).  Its shares climbed after a Citi Investment Research analyst said that RF Micro could benefit from a rebound in orders from Motorola Inc. (NYSE:MOT).  Dallas-based chip maker Texas Instruments (NYSE:TXN) has also seen a positive momentum lately.  TI recently upped its buyback plan by an additional $5 billion, in addition to a 25% increase in its quarterly dividend.  The increase is aligned with an already aggressive buyback schedule, which according to management will bring the total authorization for repurchases to $20 billion in the past three years.  As of September 30, 2007 RF Micro Devices, Motorola, and Texas Instruments represented 2.39%, 4.77% and 6.33% of the net assets of Wireless Fund respectively.

Wireless Fund is available from many of the major mutual fund supermarkets.  More information on the wireless revolution can be found at http://www.wireless-fund.com.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available at http://www.wireless-fund.com or upon request by calling 1-800-590-0898. Please obtain and carefully read the prospectus before investing.

SOURCE: Wireless Fund